For Immediate Release

From:
Ameritrans Capital Corporation
For more information Contact:
Gary C. Granoff
(800) 214-1047

Ameritrans Announces Special Meeting of Shareholders

New York, NY, February 15, 2008 – Ameritrans Capital Corporation (NASDAQ: AMTC, AMTCP) today announced it has scheduled a Special Meeting of Shareholders to be held Tuesday March 18, 2008 at 10:00 a.m., at the law offices of Stursberg and Associates, LLC in New York City, to vote on several proposals including the approval of and investment Advisory and Management Agreement with Velocity Capital Advisors, LLC, the approval of the amendment and restatement of certain fundamental investment policies of Ameritrans and its wholly owned subsidiary, Elk Associates Funding Corporation, the approval of an amendment to the Company's Articles of Incorporation to increase the number of shares of their authorized preferred stock from one million shares to ten million shares, the approval of a private offering of one or a combination of the following securities of the Company's (i) common stock, $.0001 par value, (ii) warrants exercisable into shares of common stock and/or (iii) shares of preferred stock, with such rights and preferences as determined by the Company's Board of Directors, subject to applicable law and regulation, as well as to consider and act upon such other matters as may properly come before the meeting or any adjournment thereof. The securities to be sold in the offering are not registered with the Securities Exchange Commission and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act of 1933, as amended. Definitive proxy materials will be mailed to shareholders on or about February 20, 2008.

The Company filed a definitive proxy statement with the SEC on February 15, 2008. Investors and security holders are urged to read these materials and any other relevant materials filed by the Company with the SEC because they contain important information about Ameritrans and the proposals to be presented at the Special Meeting of Shareholders. Investors and security holders may obtain a free copy of these materials when they become available, as well as other materials filed with the SEC concerning the Company at the SEC's website, http://www.sec.gov.

Ameritrans Capital Corporation, its respective board members and executive officers, other members of management, and employees may be deemed to be participants in the solicitation of proxies from the shareholders of the Company in connection with this proposal. Information about the board members and executive officers of the Company, their ownership of the Company's securities and the interests of such participants is set forth in the definitive proxy statement and other statements filed with the SEC concerning the Company.

Ameritrans Capital Corporation is an internally managed, closed-end investment company that has elected to be regulated as a business development company ("BDC") under the Investment Company Act of 1940, as amended. Ameritrans originates, structures and manages a portfolio of medallion loans, secured business loans and selected equity securities. Ameritrans' wholly owned subsidiary Elk Associates Funding Corporation is licensed by the United States Small

Business Administration as a Small Business Investment Company (SBIC) in 1980. The Company maintains its offices at 747 Third Avenue, 4th Floor, New York, NY 10017.

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This announcement contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those presently anticipated or projected. Ameritrans Capital Corporation cautions investors not to place undue reliance on forward-looking statements, which speak only as to management's expectations on this date.